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November 10, 2016

Via EDGAR

Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5546
U.S.A.

Re: Toyota Motor Corporation
Form 20-F for the fiscal year ended March 31, 2016 filed June 24, 2016
File No. 001-14948

Dear Mr. Shenk:

Reference is made to your comment letter dated September 20, 2016 to our client, Toyota Motor Corporation, and my letter dated October 25, 2016 with regard thereto.  We are contacting you on behalf of our client to respectfully request that an extension to submit the company’s response to the Staff be granted through November 29, 2016 in order that the company may complete collecting and process the information necessary for its response to your letter.

Best regards,

/s/ Masahisa Ikeda
Masahisa Ikeda
Shearman & Sterling LLP

cc:  Amy Geddes (Securities and Exchange Commission)